Exhibit 99.5

NICE Wins Two Consumidor Moderno Awards for Continued Customer
Service Leadership Throughout Latin America

Top scores in customer satisfaction, continuity of use and recommendations by third party indicators drive accolades

Hoboken, N.J., July 3, 2019 – NICE (Nasdaq: NICE) today announced that it has received two Consumidor Moderno (Modern Consumer) awards. NICE Nexidia and NICE Real-Time Authentication each scored the highest average ratings from customers and users on three key indicators evaluated and were therefore presented with the awards. The indicators were customer satisfaction, continuity of use and recommendations by third parties.

NICE was honored for demonstrating excellence in the following categories:

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Agent Monitoring System: NICE Nexidia helps organizations drive longer lasting customer loyalty by uncovering insights about customer behavior over their full journey with the enterprise. Its purpose-built analytics solutions measure progress in meeting customer satisfaction and churn reduction goals.  For agent monitoring, Nexidia Analytics captures, sorts and scores 100 percent of agents' interactions on every channel for accurate performance metrics and results tracking. This drives the discovery of hidden trends and empowers action. It also allows organizations to identify higher value interactions that have a greater impact on key business initiatives. As an added value, Nexidia Analytics also provides real-time alerts and agent prompts to drive behavioral and regulatory compliance.

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Digital Recording System with Analytical Intelligence: NICE Real-Time Authentication (RTA) enables organizations to protect their customers against fraud via end-to-end, seamless authentication across channels. Based on voice biometrics, NICE RTA automatically verifies the caller’s claimed identity within the first few seconds of a call. Leveraging its unique Single Voiceprint capability, it allows effortless authentication and fraud prevention in multiple channels, including IVR and mobile application. NICE RTA also uses machine learning and predictive analytics to expose and block unknown fraudsters before they cause damage.

Analytics is a key strategic pillar for NICE and a domain in which the company has shown significant leadership. Forrester Research previously recognized NICE as a Leader in two reports on Customer Journey Analytics Visioning and Orchestration. NICE Nexidia’s Customer Engagement Analytics (CEA) received the highest scores possible in the technology, planned enhancements, partner ecosystem and number of employees criteria analyzed by the research and advisory firm. NICE also had amongst the top scores in the journey design and planning criteria. To download a complimentary full version of the latter report, please click here.

Yaron Hertz, President, NICE Americas, said "We're excited to have won this award again in 2019. To receive top scores for customer satisfaction, continuity of use and recommendation by third parties from customers and users is an honor. It exemplifies the rich value that our products are continuing to deliver as well as the strong alignment with the needs of organizations in the region."

Roberto Meir, CEO of Grupo Padrão, responsible for the Consumidor Moderno Awards, said " We're thrilled to honor NICE with two awards again this year for its keen focus on improving customer experiences via its innovative technology. This award recognizes companies that advance corporate-customer relations and foster best practices in customer service while driving industry transformation. It’s the only recognition in the Brazilian market that measures customer satisfaction, recommendation and willingness to buy products and services from the company."

In its 20th year, the Consumidor Moderno Award annually recognizes companies that care about and maintain a commitment to excellence in the quality of their relationship with the customer. The award is organized by Centro de Inteligência Padrão (CIP), a business unit responsible for the production of research and studies focused on the aspects that guide the relationship between companies and clients in Brazil. For the second consecutive year, the award organizers count on the partnership with OnYou, which specialize in quality service audit in the country, using the Hidden Client and differentiated analysis methodologies.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Hertz, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. Statements with respect to Mattersight, are subject to risks associated with the closing of the acquisition, including the completion of the Company’s tender offer to purchase the outstanding share capital of Mattersight and customary closing conditions, such as regulatory approvals. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.